EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Six Months Ended September 30,

	2004	2003	2004	2003

	(Dollars in millions)
		(Restated)		(Restated)

Consolidated income before provision for income taxes	$280	$355	$606	$450

Fixed charges:
Interest (1)	192	91	303	326

Portion of rent expense representative of the interest factor (deemed to be one-third)	2	2	3	4

Total fixed charges	194	93	306	330

Earnings available for fixed charges	$474	$448	$912	$780

Ratio of earnings to fixed charges	2.44	4.82	2.98	2.36

(1)

Interest expense for the three and six months ended September 30, 2004 and 2003 included gains associated with amortization of de-designated hedges and derivative fair value adjustments of $28 million, $107 million, $79 million and $37 million, respectively.